                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                          FIRSTWAVE TECHNOLOGIES, INC.
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    33762N207
                                 (CUSIP Number)

                                   MAY 9, 2002
             (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762N207                                                 Page 2 of 12

1.  Name of Reporting Person
    I. R. S. Identification No. of Above Person (entities only)

    Mercury Fund No. 1, Ltd.     I.R.S. Identification No. 75-2796236
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                                  Texas

--------------------------------------------------------------------------------
                    5.   Sole Voting Power                                -0-(1)
Number of Shares
Beneficially        6.   Shared Voting Power                              -0-
Owned by Each
Reporting Person    7.   Sole Dispositive Power                           -0-(1)
With
                    8.   Shared Dispositive Power                         -0-

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person          -0-(1)

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*    [ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                       0.0%

--------------------------------------------------------------------------------
12. Type of Reporting Person*                                               PN

--------------------------------------------------------------------------------
(1) Reflects the disposition of 166,667 shares of Common Stock by Mercury Fund No. 1, Ltd. ("Mercury"), over which Kevin C. Howe ("Mr. Howe") exercised voting and disposition power on behalf of Mercury Management, L.L.C. ("Mercury Management"), the General Partner of Mercury Ventures, Ltd. ("Mercury Ventures"), which is the General Partner of Mercury.

CUSIP No. 33762N207                                                 Page 3 of 12


1.    Name of Reporting Person
      I. R. S. Identification No. of Above Person (entities only)

      Mercury Ventures, Ltd.      I.R.S. Identification No. 75-2796235
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization                                Texas

--------------------------------------------------------------------------------
                    5.   Sole Voting Power                           277,792(1)
Number of Shares
Beneficially        6.   Shared Voting Power                             -0-
Owned by Each
Reporting Person    7.   Sole Dispositive Power                      277,792(1)
With
                    8.   Shared Dispositive Power                        -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person    277,792(1)

--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                 11.7%(2)

--------------------------------------------------------------------------------
12.   Type of Reporting Person*                                           PN

--------------------------------------------------------------------------------
(1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II, Ltd. ("Mercury II") on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.

CUSIP No. 33762N207                                                 Page 4 of 12


1.   Name of Reporting Person
     I. R. S. Identification No. of Above Person (entities only)

     Mercury Management, L.L.C.      I.R.S. Identification No. 75-2796232
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                                 Texas

--------------------------------------------------------------------------------
                    5.   Sole Voting Power                            277,792(1)
Number of Shares
Beneficially        6.   Shared Voting Power                              -0-
Owned by Each
Reporting Person    7.   Sole Dispositive Power                       277,792(1)
With
                    8.   Shared Dispositive Power                         -0-

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person     277,792(1)

--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                  11.7%(2)

--------------------------------------------------------------------------------
12.  Type of Reporting Person*                                            OO

--------------------------------------------------------------------------------
(1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.

CUSIP No. 33762N207                                                 Page 5 of 12


1.   Name of Reporting Person
     I. R. S. Identification No. of Above Person (entities only)

     Kevin C. Howe
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                    5.  Sole Voting Power                             277,792(1)
Number of Shares
Beneficially        6.  Shared Voting Power                               -0-
Owned by Each
Reporting Person    7.  Sole Dispositive Power                        277,792(1)
With
                    8.  Shared Dispositive Power                          -0-

--------------------------------------------------------------------------------
12.  Aggregate Amount Beneficially Owned by Each Reporting Person     277,792(1)

--------------------------------------------------------------------------------
13.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
14.  Percent of Class Represented by Amount in Row (9)                  11.7%(2)

--------------------------------------------------------------------------------
15.  Type of Reporting Person*                                            IN

--------------------------------------------------------------------------------
(1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.

CUSIP No. 33762N207                                                 Page 6 of 12


1.  Name of Reporting Person
    I. R. S. Identification No. of Above Person (entities only)

    Mercury Fund II, Ltd.     I.R.S. Identification No. 75-2862222
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                                  Texas

--------------------------------------------------------------------------------
                    5.   Sole Voting Power                            277,792(1)
Number of Shares
Beneficially        6.   Shared Voting Power                             -0-
Owned by Each
Reporting Person    7.   Sole Dispositive Power                       277,792(1)
With
                    8.   Shared Dispositive Power                        -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person     277,792(1)

--------------------------------------------------------------------------------
13.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
14.  Percent of Class Represented by Amount in Row (9)                  11.7%(2)

--------------------------------------------------------------------------------
15.  Type of Reporting Person*                                            PN

--------------------------------------------------------------------------------
(1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33762N207                                                 Page 7 of 12


INTRODUCTION

          The Schedule 13G/A filed with the Securities and Exchange Commission on September 17, 2001 on behalf of Mercury Fund No. 1, Ltd. ("Mercury"), Mercury Ventures, Ltd. ("Mercury Ventures"), Mercury Management, L.L.C. ("Mercury Management"), Kevin C. Howe ("Mr. Howe") and Mercury Fund II, Ltd. ("Mercury II") in connection with the common stock, no par value per share (the "Common Stock"), of Firstwave Technologies, Inc. ("Firstwave") is hereby amended and restated to reflect the disposition of 166,667 shares of Common Stock by Mercury rendering Mercury the beneficial owner of 0% of the outstanding Common Stock of Firstwave and the conversion of 2,667 shares of Series C Preferred Stock into 111,125 shares of Common Stock by Mercury II. Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury, Mercury Management, Mercury Ventures, Mr. Howe and Mercury II are making this joint filing.

ITEM 1(a). NAME OF ISSUER:

           Firstwave Technologies, Inc., a Georgia corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           2859 Paces Ferry Road, Suite 1000, Atlanta, Georgia 30339

ITEM 2(a). NAME OF PERSON FILING:

           Mercury Fund No. 1, Ltd.

           Mercury Ventures, Ltd.

           Mercury Management, L.L.C.

           Kevin C. Howe

           Mercury Fund II, Ltd.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business office of Mercury, Mercury Ventures, Mercury Management, Mr. Howe and Mercury II is 2707 Hibernia, Dallas, Texas 75204

ITEM 2(c). CITIZENSHIP:

           Mercury's place of organization is Texas

           Mercury Ventures' place of organization is Texas

           Mercury Management's place of organization is Texas

           Mr. Howe is a citizen of the United States

           Mercury II's place of organization is Texas

CUSIP No. 33762N207                                                 Page 8 of 12


ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock, no par value per share

ITEM 2(e). CUSIP NUMBER:

           33762N207

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable.

ITEM 4. OWNERSHIP AS OF MAY 9, 2002:

Mercury

        (a)     Amount beneficially owned:                                                                       -0-(1)

        (b)     Percent of class:                                                                                -0-

        (c)     Number of shares as to which the person has:

                (i)      Sole power to vote or direct the vote                                                   -0-(1)

                (ii)     Shared power to vote or direct the vote                                                 -0-

                (iii)    Sole power to dispose or to direct the disposition of                                   -0-(1)

                (iv)     Shared power to dispose or to direct the disposition of                                 -0-

(1) Reflects the disposition of 166,667 shares of Common Stock by Mercury, over which Mr. Howe exercised voting and disposition power on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury.

CUSIP No. 33762N207                                                 Page 9 of 12


Mercury Ventures

        (a)      Amount beneficially owned:                                                                 277,792(1)

        (b)      Percent of class:                                                                             11.7%(2)

        (c)      Number of shares as to which the person has:

                (i)      Sole power to vote or direct the vote                                              277,792(1)

                (ii)     Shared power to vote or direct the vote                                                 -0-

                (iii)    Sole power to dispose or to direct the disposition of                              277,792(1)

                (iv)     Shared power to dispose or to direct the disposition of                                 -0-

((1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.


Mercury Management

        (a)     Amount beneficially owned:                                                                  277,792(1)

        (b)     Percent of class:                                                                              11.7%(2)

        (c)     Number of shares as to which the person has:

                (i)      Sole power to vote or direct the vote                                              277,792(1)

                (ii)     Shared power to vote or direct the vote                                                 -0-

                (iii)    Sole power to dispose or to direct the disposition of                              277,792(1)

                (iv)     Shared power to dispose or to direct the disposition of                                 -0-


(1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.

CUSIP No. 33762N207                                                Page 10 of 12

Mr. Howe

        (a)     Amount beneficially owned:                                                    277,792(1)

        (b)     Percent of class:                                                                11.7%(2)

        (c)     Number of shares as to which the person has:

                (i)      Sole power to vote or direct the vote                                277,792(1)

                (ii)     Shared power to vote or direct the vote                                  -0-

                (iii)    Sole power to dispose or to direct the disposition of                277,792(1)

                (iv)     Shared power to dispose or to direct the disposition of                  -0-


(1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.


Mercury II

        (a)     Amount beneficially owned:                                                    277,792(1)

        (b)     Percent of class:                                                                11.7%(2)

        (c)     Number of shares as to which the person has:

                (i)      Sole power to vote or direct the vote                                277,792(1)

                (ii)     Shared power to vote or direct the vote                                  -0-

                (iii)    Sole power to dispose or to direct the disposition of                277,792(1)

                (iv)     Shared power to dispose or to direct the disposition of                  -0-

(1) Includes 166,667 shares issuable upon the conversion of 4,000 shares of Series C Convertible Preferred Stock issued to Mercury Fund II on September 7, 2001. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury II.

(2) Assumes a total of 2,211,476 shares of common stock outstanding, as provided in Firstwave Technologies, Inc.'s Form 10-Q filed on May 15, 2002.

CUSIP No. 33762N207                                                Page 11 of 12


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Mercury                            [X]

         Mercury Ventures                   [ ]

         Mercury Management                 [ ]

         Mr. Howe                           [ ]

         Mercury II                         [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 33762N207                                                Page 12 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2002                    MERCURY FUND NO. 1, LTD.

                                By:   MERCURY VENTURES, LTD.
                                      General Partner

                                      By: MERCURY MANAGEMENT, L.L.C.
                                          General Partner

                                          By: /s/ Kevin C. Howe
                                             -----------------------------------
                                          Name:  Kevin C. Howe
                                          Title: Manager

May 20, 2002                    MERCURY VENTURES, LTD.

                                By:   MERCURY MANAGEMENT, L.L.C.
                                      General Partner

                                      By: /s/ Kevin C. Howe
                                         ---------------------------------------
                                      Name:  Kevin C. Howe
                                      Title: Manager

May 20, 2002                    MERCURY MANAGEMENT, L.L.C.


                                By: /s/ Kevin C. Howe
                                   ---------------------------------------------
                                Name:  Kevin C. Howe
                                Title: Manager

May 20, 2002                    /s/ Kevin C. Howe
                                ------------------------------------------------
                                Name: Kevin C. Howe

May 20, 2002                    MERCURY FUND II, LTD.

                                By:   MERCURY VENTURES, LTD.
                                      General Partner

                                      By:  MERCURY MANAGEMENT, L.L.C.
                                           General Partner

                                           By: /s/ Kevin C. Howe
                                              ----------------------------------
                                           Name:  Kevin C. Howe
                                           Title: Manager